Exhibit 99.1

OKYO Pharma Announces Last Patient Enrolled in OK-101 Phase 2 Clinical Trial to Treat Dry Eye Disease Has Completed Final Protocol Visit

●	Top-line Efficacy and Safety Data on Track for Release in December 2023

London and New York, NY, December 4, 2023. OKYO Pharma Limited (NASDAQ: OKYO), a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of inflammatory dry eye disease (DED), a multi-billion-dollar market, and for neuropathic corneal pain, a severe ocular condition without an FDA approved therapy, is pleased to announce the last patient of a planned 240-patient double-blind placebo-controlled phase 2 clinical trial of OK-101 to treat DED has completed the 12-week OK-101 dosing study. In addition, data analysis plans for the trial have now been finalized and submitted to FDA for feedback, in anticipation of database lock, subsequent data analysis, and reporting of top-line findings on OK-101.

“With the final patient visit now completed in the phase 2 DED trial, we remain on track with the release of top-line results in December of this year,” said Gary S. Jacob, Ph.D., CEO of OKYO Pharma. “OK-101 has been shown in pre-clinical animal studies to display dual-action anti-inflammatory and neuropathic corneal pain-reducing activities and we are eagerly awaiting the results of this first clinical trial of OK-101 in patients to assess the drug’s potential to treat DED.”

“The successful execution of this Phase 2 clinical trial is a crucial step in exploring OK-101’s safety, efficacy, and tolerability in DED patients,” said Raj Patil, Ph.D., CSO of OKYO Pharma. “We remain committed to establishing the potential of OK-101 to treat the millions of people currently suffering from DED.”

DED is a common condition that occurs when one’s tears are unable to adequately lubricate the eyes. This condition affects approximately 49 million people in the United States alone and has been difficult to positively diagnose and treat due to the multifactorial nature of the condition. Several contributing factors can lead to this condition, including age, sex, certain medical conditions, reduced tear production and tear film dysfunction.

About the Phase 2 Trial Design

This phase 2, multi-center, randomized, double–blind, placebo-controlled study was designed to enroll approximately 240 subjects with DED who were randomly divided into 3 cohorts of 80 patients. Participants were selected based on specific inclusion and exclusion criteria. The three cohorts included one cohort treated with placebo, a second cohort treated with 0.05% OK-101, and the third cohort receiving 0.1% OK-101. The drug and placebo, respectively, were administered in both eyes twice daily for 12 weeks. The duration of a patient’s treatment was approximately 14 weeks, including a 2-week run-in period, to exclude the placebo responders from the study, which is common for trials involving dry eye disease, followed by 12 weeks of dosing. The protocol for the study includes two prespecified primary endpoints and a number of secondary endpoints. Further details regarding the specifics of the trial are posted on the clinicaltrials.gov public website (clinicaltrials.gov Identifier: NCT05759208 or https://clinicaltrials.gov/ct2/results?term=Okyo&cond=Dry+Eye+Syndromes).

About OK-101

OK-101 is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response. OK-101 was developed using a membrane-anchored-peptide technology to produce a novel long-acting drug candidate for treating dry eye disease. OK-101 has been shown to produce anti-inflammatory and pain-reducing activities in mouse models of dry eye disease and corneal neuropathic pain (NCP), respectively, and is designed to combat washout through the inclusion of the lipid anchor built into the drug molecule to enhance the residence time of OK-101 within the ocular environment. OK-101 is currently in a Phase 2, multi-center, double-blind, placebo-controlled trial to treat dry eye disease.

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical stage biopharmaceutical company developing innovative therapies for the treatment of DED and NCP, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat inflammatory DED and ocular pain. In addition to the current Phase 2 DED trial, OKYO also has plans underway for the opening of a Phase 2 trial for OK-101 to treat NCP in patients with this debilitating condition. For further information, please visit www.okyopharma.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements, including with respect to the anticipated timing of completion of enrolment of the ‘ ‘Company’s Phase 2 trial of topical ocular OK-101 to treat DED and the release of top-line data therefrom. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	(917) 225-9646

Business Development & Investor Relations	Paul Spencer	+44 (0)20 7495 2379